Exhibit 99.5

EXECUTION VERSION

FUTURE FUNDING LETTER

THIS DEED is made on 26 June 2023

BETWEEN

(1)	SELINA HOSPITALITY PLC a public limited company organized under the laws of England and Wales with company number 13931732 (“Parent”);

(2)	SELINA MANAGEMENT COMPANY UK LTD, a company organized and existing under the laws of England, having company number 10975317 and a registered address of 102 Fulham Palace Road, London W6 9PL, United Kingdom (“Borrower”);

(3)	OSPREY INVESTMENTS LTD, a company incorporated under the laws of Cyprus, registered with the Register of Companies, with its registered address at 9E Foti Pitta Street, 1065, Nicosia, Cyprus (“Lender”);

(4)	LUDMILIO LIMITED, a company incorporated under the laws of Cyprus with incorporation number HE 414304 (“Collateral Agent”); and

(5)	KIBBUTZ HOLDING S.À R.L. a company incorporated under the laws of Luxembourg with its registered address at 5 rue Guillaume J. Kroll, Luxembourg 1882, Luxembourg, and registered with the Luxemburg Trade and Companies Register under number B254087 (“Kibbutz”).

RECITALS

(A)	WHEREAS the Parent (as Guarantor), Ludmilio Limited (as Collateral Agent), the Borrower (as Borrower) and Osprey Investments Ltd (as Lender) entered into a convertible promissory note dated on or about the date of this deed (the “Convertible Note Agreement”).

(B)	WHEREAS the Lender is contemplating (a) lending further amounts to the Parent, the Borrower or one or more of the Parent’s Subsidiaries by way of a convertible promissory note and other documents equivalent to the Transaction Documents (as defined in the Convertible Note Agreement) (the “Equivalent Convertible Note Documents”); and/or (b) investing in equity securities and warrants issued by the Parent by entering into a subscription agreement and a warrant agreement (and other documents referred to therein) with the Parent, drafts of which are also in near final form and confirmed as such by the Parties by email on or about the date hereof (the “Equivalent PIPE Transaction Documents”).

(C)	NOW THEREFORE, for and in consideration of the transactions in the Convertible Note Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intend to facilitate the above by agreeing as follows.

1.	Definitions

Capitalised terms used in this deed have the meanings given to them in the Convertible Note Agreement unless the contrary intention appears in this deed. Additionally, in this deed (or otherwise defined in the Recitals above):

“Finance Parties” means the Lender and the Collateral Agent.

“Party” means a party to this deed and any reference herein to any Party hereto (however defined) includes each such Party’s permitted successors and assigns.

EXECUTION VERSION

2.	Selina Option and Finance Party Option 1

2.1	At any time from the date on which the Parent receives confirmation from the Finance Parties in writing that they have received (or waived the requirements to receive (acting in their sole discretion)) all of the documents and other evidence listed in the Annex to this deed in form and substance satisfactory to each of the Finance Parties (the “CPs”), such confirmation (or any further requests or comments) to be provided to the Parent within 5 Business Days of being notified by the Parent that it believes all CPs have been met (or waived by the Finance Parties), until the Business Day falling 9 months after the date of this deed (the “Option Period”), the Parent shall have the right (such right, the “Selina Option”), but not the obligation, to require:

(a)	the Lender to lend to the Borrower, the Parent or one of its Subsidiaries (with the consent of the Finance Parties) on the terms of Equivalent Convertible Note Documents; and/or

(b)	the Lender to invest in equity securities of the Parent and the Parent to accept such investment through and on the terms of Equivalent PIPE Transaction Documents,

up to an aggregate amount of US$20,000,000 (“Tranche 1”) in such combinations of paragraphs (a) and (b) above in the Lender’s sole discretion (but in a minimum amount of $1,000,000 and an integral multiple of $1,000,000 for either of paragraphs (a) and (b)), subject, in each case, to the other terms of this deed and provided that at least 50 per cent. of Tranche 1 will be invested by the Lender in equity securities of the Parent on the terms of Equivalent PIPE Transaction Documents.

2.2	At any time during the Option Period in the event that the Selina Option has not yet been exercised, or until the date falling 30 days after the exercise of the Selina Option (up to a maximum aggregate amount of US$20,000,000 but less any amount of Tranche 1 lent or invested by the Lender pursuant to Clause 2.1 above, the Finance Parties shall have the right (such right, the “Finance Party Option 1”), but not the obligation, to require:

(a)	the Borrower and/or the Parent (or one of its Subsidiaries approved by the Finance Parties) to borrow on the terms of, and to enter into, (and the Borrower and the Parent to procure that each of their respective Subsidiaries that are named as parties thereto enter into, and borrow, guarantee, give security, or otherwise provide any credit support, issue or transfer shares and/or warrants or any similar action on the terms of, and the capacities specified in) the Equivalent Convertible Note Documents (or the forms of them that are executed); and/or

(b)	the Parent to accept any investment in its equity securities, through and on the terms of Equivalent PIPE Transaction Documents (or the forms of them that are executed) (and the Parent to procure that each of its Subsidiaries that are named as parties thereto enter into, and borrow, guarantee, give security, or otherwise provide any credit support, issue or transfer shares and/or warrants or any similar action on the terms of, and the capacities specified in, Equivalent PIPE Transaction Documents (or the forms of them that are executed)), in each case as part of Tranche 1 (up to a maximum amount of US$20,000,000 less any amount of Tranche 1 already invested or lent under Tranche 1 up to that point) in such combinations of paragraphs (a) and (b) above in the Lender’s sole discretion (but in a minimum amount of $1,000,000 and an integral multiple of $1,000,000 for either of paragraphs (a) and (b)), subject, in each case, to the other terms of this deed and provided that at least 50 per cent. of Tranche 1 will be invested by the Lender in equity securities of the Parent on the terms of Equivalent PIPE Transaction Documents.

2.3	The Selina Option may be exercised by the Parent at any time during the Option Period by sending a written exercise notice to the Finance Parties (the “Selina Exercise Notice”) specifying that it wishes to exercise the Selina Option.

EXECUTION VERSION

2.4	Within 10 Business Days of receipt of the Selina Exercise Notice, the Finance Parties shall send a notice to the Parent specifying:

(a)	the structure of the loan or investment to be provided by the Lender (i.e. whether $20,000,000 shall be invested in the form of Equivalent PIPE Transaction Documents or allocated in equal $10,000,000 tranches between the Equivalent PIPE Transaction Documents and the Equivalent Convertible Note Documents);

(b)	the identity of the proposed the borrower, guarantors/security providers, lender(s) and collateral agent of Tranche 1 (which shall be the same as under the Equivalent Note Transaction Documents and the Equivalent PIPE Transaction Documents respectively, unless the Parties agree otherwise);

(c)	the proposed drawdown date(s) for Tranche 1, provided the proposed drawdown date shall fall no later than the date falling 15 Business Days after the date of the Selina Exercise Notice; and

(d)	if multiple forms of loan(s) or investment(s) are specified used, the method for the allocation of Tranche 1 across the forms of loan(s) or investments(s),

but in the case of paragraphs (a), (c) and (d) above as selected by the Finance Parties (in their absolute discretion).

2.5	The Finance Party Option 1 may be exercised by the Finance Parties at any time during the Option Period in the event that the Selina Option has not been exercised, or until the date falling 30 days after the exercise of the Selina Option (up to a maximum aggregate amount of US$20,000,000 but less any amount of Tranche 1 lent or invested by the Lender pursuant to Clause 2.1 or 2.2 above up to that point) up to three times by the Finance Parties (unless an Investment Confirmation Notice is received pursuant to Clause 5.6(b), in which case the Finance Parties may exercise their option under the Finance Party Option 2 in respect of each such Investment Confirmation Notice) in each case by sending a written exercise notice to the Parent (the “Finance Party Exercise Notice 1”) specifying that they wish to exercise the Finance Party Option 1 hereunder and specifying:

(a)	the structure of the loan or investment to be provided by the Lender (i.e. whether $20,000,000 shall be invested in the form of Equivalent PIPE Transaction Documents or allocated in equal $10,000,000 tranches between the Equivalent PIPE Transaction Documents and the Equivalent Convertible Note Documents or in any other combinations thereof (but in a minimum amount of $1,000,000 and an integral multiple of $1,000,000 for either), provided that at least 50% of Tranche 1 investment made is invested in the form of Equivalent PIPE Transaction Documents);

(b)	the identity of the proposed borrower, guarantors/security providers, lender(s) and collateral agent of Tranche 1 (which shall be the same as under the Equivalent Note Transaction Documents and the Equivalent PIPE Transaction Documents respectively, unless the Parties agree otherwise);

(c)	the proposed drawdown date(s) for Tranche 1, provided the proposed drawdown date shall fall no later than the date falling 15 Business Days after the date of the Finance Party Exercise Notice 1; and

(d)	if multiple forms of loan(s) or investment(s) are specified used, the method for the allocation of Tranche 1 across the forms of loan(s) or investments(s),

but in the case of paragraphs (a), (c) and (d) above as selected by the Finance Parties (in their absolute discretion).

EXECUTION VERSION

2.6	The Parties agree that if:

(a)	the Finance Parties elect to lend part of Tranche 1 to the Borrower, the Parent or one of its Subsidiaries (approved by the Finance Parties), the Parties (and the Parent and the Borrower shall procure that all of their respective Subsidiaries or Affiliates that are named as parties therein) will enter into documents, in the capacities specified therein, substantially in the form of the Equivalent Note Transaction Documents mutatis mutandis; and

(b)	the Finance Parties elect to invest all or part of Tranche 1 in equity security of the Parent, the Parties will enter into documents, in the capacities specified therein, substantially in the form of the Equivalent PIPE Transaction Documents mutatis mutandis (a “PIPE Tranche 1 Loan”),

(provided that the Finance Parties acting in good faith shall be permitted to amend the form of debt instrument or subscription agreement to include such provisions (including, without limitation, additional conditions precedent) as it considers to be necessary or desirable for the validity and enforceability of any such debt instrument or subscription agreement) in each case, within 10 Business Days of the date of the notice from the Finance Parties specified in Clause 2.4 or 2.5 (as applicable).

3.	Finance Party Option 2

3.1	At any time until the expiration of the Option Period or, in respect of the investment referred to in Clause 3.1(a)(ii) below, at any time until the earlier of (1) 30 days following the Selina Notice Date or the Finance Party Exercise Notice 1, as the case may be, and (2) the expiration of the Option Period:

(a)	the Finance Parties shall have the right (such right, the “Finance Party Option 2”), but not the obligation, to require:

(i)	the Borrower, the Parent (or one of its Subsidiaries approved by the Finance Parties) to borrow on the terms of, and to enter into, (and the Borrower and the Parent to procure that each of their respective Subsidiaries that are named as parties thereto enter into, and borrow, guarantee, give security, or otherwise provide any credit support, issue or transfer shares and/or warrants or any similar action on the terms of, and the capacities specified in)) the Equivalent Convertible Note Documents (or the forms of them that are executed); and/or

(ii)	the Parent to accept any investment, in each case, through and on the terms of Equivalent PIPE Transaction Documents (or the forms of them that are executed) (and the Parent to procure that each of its Subsidiaries that are named as parties thereto enter into, and borrow, guarantee, give security, or otherwise provide any credit support, issue or transfer shares and/or warrants or any similar action on the terms of, and the capacities specified in, Equivalent PIPE Transaction Documents (or the forms of them that are executed)), up to an aggregate amount of $20,000,000 (“Tranche 2”) but provided that any investment made pursuant to Clause 3.1(a)(ii) together with any investments pursuant to Equivalent PIPE Transaction Documents under Tranche 1 shall not exceed US$30,000,000.

(b)	the Borrower and the Parent (and the Borrower and the Parent shall procure that the Subsidiaries and Affiliates of the Parent that are expressed to be party to the Equivalent Convertible Note Documents and the Equivalent PIPE Transaction Documents (or the forms of them that are executed) enter into and perform the obligations and liabilities expressed to apply to them (including, without limitation, any obligation to borrow, give guarantees, give security or otherwise provide any credit support, issue or transfer shares and/or warrants or any similar action)) shall each have the obligation to borrow all of Tranche 2, as selected by the Lender. For the avoidance of doubt, the exercise of the Finance Party Option does not require the drawdown of all or part of Tranche 1.

EXECUTION VERSION

3.2	If (1) the Finance Party Option 1 or the Selina Option has been exercised, the Finance Party Option 2 as described in Clause 3.1(a)(ii) above may only be exercised by the Finance Parties if they have so confirmed to the Parent within 30 days of such exercise of the Finance Party Option 1 or the Selina Option, and (2) if neither of those options has been exercised, the Finance Party Option 2 may be exercised by the Finance Parties at any time within the Option Period, in each case on up to three occasions (unless an Investment Confirmation Notice is received pursuant to Clause 5.6(b), in which case the Finance Parties may exercise their option under the Finance Party Option 2 in respect of each such Investment Confirmation Notice), each time by the Finance Parties sending a written exercise notice to the Parent (the “Finance Party Exercise Notice 2”) specifying that they wish to exercise the Finance Party Option 2 hereunder and specifying:

(a)	the structure of the loan or investment to be provided by the Lender (i.e. whether in the form of Equivalent Note Transaction Documents or in the form of Equivalent PIPE Transaction Documents or any combination thereof (but in a minimum amount of $1,000,000 and an integral multiple of $1,000,000 for either));

(b)	the identity of the proposed borrower, guarantors/security providers, lender(s) and collateral agent of Tranche 2 (which shall be the same as under the Equivalent Note Transaction Documents and the Equivalent PIPE Transaction Documents respectively, unless the Parties agree otherwise);

(c)	the proposed drawdown date(s) for Tranche 2, provided that if PIPE Tranche 1 Loan has been drawn down, the drawdown date for a PIPE Tranche 2 Loan (as defined below) shall be within 30 days of the drawdown date for Finance Party Exercise Notice 2 relating thereto, and provided further that the drawdown date for any Note Tranche 2 Loan (as defined below) shall be within six (6) months of the Finance Party Exercise Notice 2; and

(d)	if multiple forms of loan(s) or investment(s) are specified used, the method for the allocation of Tranche 2 across the forms of loan(s) or investments(s),

but in the case of paragraphs (a), (c) and (d) above as selected by the Finance Parties (in their absolute discretion).

3.3	The Parties agree that if:

(a)	the Finance Parties elect to lend part of Tranche 2 to the Borrower or the Parent or one of its Subsidiaries (approved by the Finance Parties), the Parties (and the Borrower and the Parent shall procure that all of their respective Subsidiaries that are named as parties therein) will enter into documents, in the capacities specified therein, substantially in the form of the Equivalent Note Transaction Documents mutatis mutandis (a “Note Tranche 2 Loan”); and

(b)	the Finance Parties elect invest part of Tranche 2 in the Parent, the Parties (and the Parent shall procure that all of its Subsidiaries that are named as parties therein) will enter into documents, in the capacities specified therein, substantially in the form of the Equivalent PIPE Transaction Documents mutatis mutandis (a “PIPE Tranche 2 Investment”),

(provided that the Finance Parties acting in good faith shall be permitted to amend the form of debt instrument to include such provisions (including, without limitation, additional conditions precedent) as it considers to be necessary or desirable for the validity and enforceability of any such debt instrument) in each case, within 10 Business Days of the date of the Finance Party Exercise Notice 2.

EXECUTION VERSION

3.4	The Borrower and the Parent shall (and shall procure that each of their Subsidiaries and Affiliates will) promptly execute and deliver each Equivalent Convertible Note Document (or form thereof that is executed) and/or Equivalent PIPE Transaction Documents (or form thereof that is executed) that it is named as a party to and will perform all of its obligations and liabilities (including, without limitation, any obligation to borrow, give guarantees, give security or otherwise provide any credit support, issue or transfer shares and/or warrants or any similar action) thereunder and do all such acts or execute all such documents as the Finance Parties may reasonably specify. The Parent shall (and shall procure that each of its Subsidiaries and Affiliates will) each promptly execute and deliver each Equivalent PIPE Transaction Document (or form thereof that is executed) that it is named as a party to and will perform all of its obligations and liabilities (including, without limitation, any obligation to borrow, give guarantees, give security or otherwise provide any credit support, issue or transfer shares and/or warrants or any similar action) thereunder and do all such acts or execute all such documents as the Finance Parties may reasonably specify.

4.	Notices

A notice under this deed shall only be effective if it is in writing. E-mail is permitted. Notices under this deed shall be sent to a Party at its address and for the attention of the individual set out opposite its name in the table below. Any notice given under this deed shall, in the absence of earlier receipt, be deemed to have been duly given as follows: (a) if delivered personally, on delivery; (b) if sent by first class inland post, two clear Business Days after the date of posting; (c) if sent by airmail, six clear Business Days after the date of posting; and (d) if sent and received by e-mail, when sent. A Party may change its details below upon 10 Business Day’s prior written notice to all of the other Parties.

Party name and contact	Address	Email
The Parent and the Borrower	c/o Selina Hospitality PLC 27 Old Gloucester Street London WC1N 3AX	companysecretary@selina.com

The Lender	9E Foti Pitta Street, 1065, Nicosia, Cyprus	giorgos.georgiou@osprey- investments.com

Collateral Agent	KOUSHOS KORFIOTIS PAPACHARALAMBOUS LLC, 20 Costis Palamas str., ‘Aspelia’ Court, 1096 Nicosia, Cyprus, P.O. Box 21020, 1500 Nicosia, Cyprus	samweinroth1@gmail.com; cleocros@kkplaw.com

Kibbutz	FAO: David Galan 5 Henstridge Place London NW8 6QD	david@dekelholdings.com davegalan@hotmail.com

EXECUTION VERSION

5.	Miscellaneous

5.1	Any calculations made pursuant to this deed shall be made without double counting and, in the absence of manifest error and so long as the Finance Parties’ calculations are consistent with the provisions of this deed, shall be conclusive evidence of the matters to which it relates.

5.2	The Parent shall, within three Business Days of demand, pay the Finance Parties the amount of all reasonable costs and expenses (including, subject to any agreed cap, legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing, execution and perfection of, execution and completion of this deed and all documents, matters and things referred to in or incidental to this deed.

5.3	If, at any time, any provision of this deed is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

5.4	The Parties agree that any documentation entered into in respect of Tranche 1 or Tranche 2 shall contain the same fee and exercise price calculations as those set out in the Equivalent PIPE Transaction Documents or Equivalent Convertible Note Documents provided that arrangement fee of 3% of the funding amount under the Convertible Note Agreement shall be 1.5% of the funding amount for the next US$20,000,000 and 2% on any funding amount above that US$20,000,000.

5.5

(a)	The Parties agree that the exercise of each of the Selina Option, the Finance Party Option 1 and the Finance Party Option 2 shall be subject to the Parent obtaining shareholder approval to the issuance of the additional ordinary shares under the same.

(b)	The Parent shall use its best efforts to convene a general meeting of shareholders within one hundred twenty (120) days from the Closing Date and to obtain at such meeting shareholder approval for the issuance of the number of additional ordinary shares required pursuant to the Selina Option, the Finance Party Option 1 and the Finance Party Option 2.

5.6

(a)	The Parent and the Borrower agree that, from the date of this deed to the date falling 18 months after the date of this deed, or so long as the Parent has not obtained shareholder approval necessary for the issuance of all securities issuable under the Transaction Documents including (without limitation) for the Note Exchange referred to in the Annex hereto (“Shareholder Approval”), the Parent and the Borrower shall not:

(i)	enter into or be involved in any discussion or negotiation with any person (other than the Lender) to borrow any Indebtedness exceeding, in aggregate, an amount of $1,000,000;

(ii)	enter into any binding or non-binding agreement or arrangement with any person (other than the Lender) to borrow any Indebtedness exceeding, in aggregate, an amount of $1,000,000; or

(iii)	any issuances of Capital Stock (save as contemplated by the Equivalent Convertible Loan and PIPE Documents or any other agreements or arrangements in place as at the date of this deed),

EXECUTION VERSION

in each case save that the above restrictions shall not apply to or in respect of the borrowing, incurring or granting of Indebtedness by the Parent (x) to any local partner or landlord in connection with any funding or security agreements in respect of any lease obligations and/or the operation, fit-out, conversion, development, maintenance and/or repair of hotels; and/or (y) the equitization of Indebtedness of the Parent existing at the date of this deed. For the avoidance of doubt, upon Shareholder Approval having been obtained by the Parent, the restrictions in this Clause 5.6 shall terminate and be of no further effect.

(b)	Subject to Clause 5.6(a), provided the Parent has obtained sufficient shareholder approval to issue the relevant number of ordinary shares required for an investment in Capital Stock of the Parent (based on existing approvals and/or the Shareholder Approval), the Parent and the Borrower agree that, in the event that they receive a binding offer from a bona fide third party investor (who is not affiliated to the Parent or to Kibbutz or the Finance Parties) in respect of the issuance of Capital Stock where the amount of such issuance of Capital Stock is in excess of $10,000,000 (the “Investment”) (and where the amount in excess of $10,000,000 is the “Excess”), then before accepting such offer or entering into any agreement in respect of such investment, the Finance Parties shall have the right (but not the obligation) to fund the Excess by way of a PIPE Tranche 2 Investment in place of the proposed investor provided that:

(i)	the Parent shall provide the Finance Parties with no less than ten Business Days’ notice of such proposed Investment (such proposed investment notice shall include details of the agreed commercial terms) (a “Investment Confirmation Notice”);

(ii)	within ten Business Days’ of receipt of an Investment Confirmation Notice, the Finance Parties may notify the Parent that a Finance Party or an affiliate of a Finance Party intends to fund the Excess (or any part thereof) by way of a PIPE Tranche 2 Loan pursuant to Clause 3.2 above (such notification shall be irrevocable) (a “Finance Party Notice”);

(iii)	if a Finance Party Notice is received in accordance with paragraph (ii) above, within five Business Days (or such longer period as may be agreed between the Parent and the Finance Parties) of receipt by the Parent of such Finance Party Notice, a Finance Party shall serve a Finance Party Exercise Notice 2 in accordance with Clause 3.2 above in respect of the Excess or the relevant part thereof;

(iv)	if a Finance Party, declines, rejects or does not comply with the terms of this Clause 5.6, the Parent may, subject to Clause 5.6(a) above, enter into the Investment in respect of any part of such Excess not taken by the Finance Party in accordance with the above; and

(v)	the Parties agree that:

(A)	the exercise of its rights under this Clause 5.6(b) by a Finance Party shall not prohibit an additional exercise of Finance Party Option 2 to make up any shortfall between the amount of the Excess that is funded by a Finance Party (or an affiliate of a Finance Party) and Tranche 2 (subject to any limitations set out in Clause 3.1(a);

(B)	Clauses 3.3 and 3.4 above shall apply to a PIPE Tranche 2 Investment made pursuant to this Clause 5.6; and

EXECUTION VERSION

(C)	Nothing in this Clause 5.6 shall affect the rights of the Finance Parties to invest in the Equivalent PIPE Transaction Documents under Tranche 1.

5.7	Without prejudice to any other remedy available to any Party, the obligations under Clauses 2 (Selina Option and Finance Party Option) and 3 (Finance Party Option 2) shall, subject to applicable law, be the subject of specific performance by the relevant Parties. Each Party acknowledges that damages shall not be an adequate remedy for breach of the obligations under such provisions.

5.8	The Finance Parties may assign or transfer their rights under this deed. The Obligors (as defined in the Convertible Note Agreement) shall not transfer or assign any of their rights under this deed without the prior written consent of each Finance Party. This deed may only be amended in writing with the consent of the Parties. Section, clause and schedule headings are for ease of reference only; the singular includes the plural; and one gender includes all genders.

5.9	A person who is not a party to this deed has no right under the Contracts (Rights of Third Parties) Act 1999 or otherwise to enforce or enjoy the benefit of any terms of this deed and none of the parties to this deed shall be liable to any such person by reason of entry into this deed or the disclosure of this deed to any such person.

5.10	This deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this deed. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Execution and/or delivery of a counterpart of this deed by e-mail attachment, telecopy or other electronic means shall be an effective mode of execution and/or delivery.

5.11	This deed, and any non-contractual obligations arising out of or in connection with it, shall be governed by and construed in accordance with English law. Each Party irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute (including a dispute relating to the existence, validity or termination of this deed or any non-contractual obligation arising out of or in connection with this deed) which may arise out of or in connection with this deed (each a “Dispute”) and that accordingly any proceedings arising out of or in connection with this deed shall be brought in such courts. Each Party irrevocably submits to the exclusive jurisdiction of the courts of England and waives any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

5.12	The Borrower and Kibbutz each irrevocably appoints the Parent to be its agent for the receipt of Service Documents. The Parent by its execution of this deed, accepts such appointment. Should the Parent cease to be such agent, the Finance Parties may appoint another agent and the Borrower and Kibbutz irrevocably appoint and direct the Finance Parties to do so. The Borrower, Kibbutz and the Parent each agree that any Service Document may be effectively served on the Parent in connection with Disputes in England and Wales by service on the Parent as their agent effected in any manner permitted by the Civil Procedure Rules. “Service Document” means a claim form, application notice, order, judgment or other document relating to any Dispute as defined above.

IN WITNESS whereof this deed has been duly executed and delivered as a deed on the above date first above written.

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EXECUTION VERSION

[Signature pages]

EXECUTED AS A DEED by	)
SELINA HOSPITALITY PLC	)
	)	/s/ RAFAEL MUSERI
acting by Rafael Museri	)	Director
)
in the presence of:	)

Signature of witness

/s/ MAAYAN TAYAS

Name of witness
(in BLOCK CAPITALS)

MAAYAN TAYAS
Address of witness

EXECUTED AS A DEED by	)
SELINA OPERATIONS US CORP.	)
	)	/s/ RAFAEL MUSERI
acting by Rafael Museri	)	Director
)
in the presence of:	)

Signature of witness

/s/ MAAYAN TAYAS

Name of witness
(in BLOCK CAPITALS)

MAAYAN TAYAS

Address of witness

EXECUTION VERSION

EXECUTED AS A DEED by	)
OSPREY INVESTMENTS LTD	)
	)	/s/ GIORGOS GEORGIOU
acting by Giorgos Georgiou	)	Director
)
in the presence of:	)

Signature of witness

/s/ TANIA BITCHAKDJIAN

Name of witness
(in BLOCK CAPITALS)

TANIA BITCHAKDJIAN

Address of witness

EXECUTED AS A DEED by	)
LUDMILIO LIMITED	)
	)	/s/ SAMUEL WEINROTH
acting by Samuel Weinroth	)	Director
)
in the presence of:	)

Signature of witness

/s/ RINA ADLER

Name of witness
(in BLOCK CAPITALS)

RINA ADLER

Address of witness

EXECUTION VERSION

EXECUTED AS A DEED by	)
KIBBUTZ HOLDING S.À R.L.	)
	)	/s/ DANIEL RUDASEVSKI
acting by Daniel Rudasevski	)	Director
)
in the presence of:	)

Signature of witness

/s/ ABIGAIL SAAD

Name of witness
(in BLOCK CAPITALS)

ABIGAIL SAAD

Address of witness

EXECUTION VERSION

Annex – Conditions to Selina Option

1.	Evidence, in form and substance satisfactory to the Finance Parties that:

a.	The Borrower, Selina and each Obligor are in full compliance with all the terms of the Convertible Note Agreement (including the satisfaction of all conditions subsequent relating thereto);

b.	The Parent has prior to the drawdown of Tranche 1:

i.	convened a general meeting of shareholders within one hundred twenty (120) days from the Closing Date and obtained at such meeting, to the extent not previously obtained or exhausted, shareholder approval for the issuance of the additional ordinary shares to allow the Parent to raise not less than $50,000,000 from the Finance Parties in accordance with this deed, via equity investments in the Parent or convertible loans to the Parent or a subsidiary of the Parent (such amount to be reduced by equity investments and convertible debt instruments made in the Parent by the Finance Parties after the date of the Note) as contemplated hereunder and converted into equity (or release) all of the Indebtedness under the Convertible Bond Indenture at a price of $4.00 or higher per share; and

ii.	before the first anniversary of the Note, raised at least US$20,000,000 cash (the “Fundraising Target”) via additional equity investments into the Parent from third parties (other than the Finance Parties or parties related to the Finance Parties (or pursuant to a PIPE Tranche 2 Loan, which shall count towards the Fundraising Target on a dollar-for-dollar basis, and/or permitted Asset Sales, which shall count towards the Fundraising Target at a rate of 50 cents for each dollar raised through such Asset Sales, provided that at all times at least US$10,000,000 is raised from equity offerings;

c.	Approval by the Finance Parties (acting reasonably) has been obtained in relation to: (X) the Overhead Budget (including in respect of the list of reductions which will so reduce the Overhead Budget) to be not higher than $26 million per annum, as set out in the Overhead Budgets so approved (and provided further that, such $26 million figure shall include the costs of maintaining the Parent’s listing on the Principal Exchange and/or as a public limited company not exceeding $4 million per annum) and not averaging more than $2,166,667 per month, and (b) the agreed schedule of employee liabilities in respect of each of the financial years ended December 31, 2023 and December 31, 2024, unless with respect to either such period to the extent waived or modified with the consent of the Parent’s Board of Directors, including the consent of the designated nominee of the Lender, as required pursuant to the Investor Rights Agreement. The Parent’s Finance & Capital Allocation Committee, or such other committee as may be designated by the Parent’s Board of Directors from time to time, shall have monthly oversight over the corporate overhead budget;

d.	Within 30 days of the date of Convertible Note Agreement, the Parent and Selina RY have entered into a contract between them which provides that, among other things, Selina RY and its subsidiaries will have no cancellation fees if they book a program in a hotel operated by any member of the Group and a cancellation period with advance notice of three months or more; and

e.	The Parent and the Borrower have allocated the proceeds of the Convertible Note Agreement in accordance with the agreement of the Parties (if any).

EXECUTION VERSION

f.	The Company has conducted a note exchange in respect of the $14.7 million convertible note issued under the Convertible Bond Indenture and issued by the Company on or about 27 October 2022 (and the related warrants issued in respect thereof) with a new note (and equivalent warrants) issued directly or indirectly to the benefit of the Lender and pursuant to, among other things, the repayment date shall be extended to 27 October 2027 and the conversion/exercise price is lowered from $11.50 per share to $1.00 per share (the “Note Exchange”); and

g.	An assignment agreement has been entered into by Kibbutz and the Lender pursuant to which Kibbutz has assigned its rights under the Note Exchange to the Lender.

h.	The Parent shall negotiate in good faith with the Finance Parties to enter into:

i.	a joint venture or other arrangement between the Parent and Osprey and/or its Affiliates in connection with accommodation for students (subject to each party thereto obtaining all relevant approvals provided that each party shall use its best efforts to obtain such approvals);

ii.	an agreement for the usage of the “Selina” brand and business in promoting the educational business of Osprey and/or its Affiliates; and

iii.	a mutual “referrals fee” agreement between Osprey and/or its Affiliates and the Parent.